Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel

May 5, 2021
________________________________

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 15, 2021
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2021 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 17:00 (Israel time)/10:00 a.m. EDT on Tuesday, June 15, 2021, at the Company's offices, 42 Hayarkon St., Yavne 8122745, Israel.

The Meeting is being called for the following purposes:

(1)
To re-elect each of Messrs. Stephen T. Wills, Ofer Gonen, Assaf Segal, David Fox, and Samuel Moed, and Dr. Vickie R. Driver (who are incumbent, non-external directors), to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)
To approve the appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(3)	To approve an amendment to the form of indemnification letter to which we are party with our current and future directors and executive officers.

(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2021 through March 31, 2022.

(5)	To approve an amendment to the Company's Articles of Association (the “Articles”) that sets the forum for adjudication of disputes under the Articles.

(6)
To approve grants of options to purchase 22,500 ordinary shares and 3,750 RSU's for our Executive Chairman of the Board, and options to purchase 11,250 ordinary shares and 1,875 RSUs for each of our other directors.

(7)
To approve the renewal of the Registration Rights Agreement to which the Company is party with Clal Life Sciences LP, Clal Biotechnology Industries Ltd., Professor Lior Rosenberg and L.R. Research & Development Ltd. (as trustee for the benefit of Professor Lior Rosenberg).

(8)	To approve payment of an annual cash bonus to Mr. Sharon Malka, our Chief Executive Officer, in respect of his performance in 2020.

(9)	To approve an equity grant, comprised of options to purchase 45,692 ordinary shares, and 7,615 RSUs, to Mr. Sharon Malka, our Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2020, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2021, which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on Friday, May 7, 2021.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 4, 7, 8 and 9 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•          the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•          the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. For purposes of Proposals 4, 7, 8 and 9, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in the Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of the Company for purposes of the vote on each of Proposals 4, 7, 8 and 9. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for each of those proposals.

A conflict of interest (referred to under the Companies Law as a “personal interest”) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m. Eastern Daylight Time on Monday, June 14, 2021 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 1 p.m. Israel time on the Meeting date. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

ii

Local legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. The Company furthermore desires to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Meeting.

Consequently, the Company strongly encourages shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder who holds ordinary shares as of the record date for the Meeting (May 7, 2021) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the Company’s EVP, General Counsel & Corporate Secretary, Mr. Yaron Meyer — email (yaronm@mediwound.com) or telephone (+972-77-971-4109) — on or prior to 6:00 p.m., Israel time (11 a.m. EDT), on Tuesday, June 8, 2021. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership described in the enclosed proxy statement for the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact the Company’s EVP, General Counsel & Corporate Secretary by phone.

Based on the number of responses that the Company receives from shareholders interested in attending the Meeting, the Company will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the local coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date), or whether to enable those shareholders to attend via electronic/ remote means. The Company will respond to the relevant shareholders by the following day (Wednesday, June 9, 2021) in order to provide to them logistical information as to how they will be able to attend the Meeting.

This notice, and the enclosed proxy statement, as well as the form of proxy card for the Meeting, are also being furnished to the United States Securities and Exchange Commission, or SEC, as exhibits to a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com.  The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, May 16, 2021, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Sincerely, Stephen T. Wills Executive Chairman of the Board of Directors

iii

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at the 2021 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2021 Annual General Meeting of Shareholders.  The Meeting will be held at 17:00 (Israel time) /10:00 a.m. EDT on Tuesday, June, 15, 2021, at the Company's offices, 42 Hayarkon Street, Yavne 8122745, Israel.

This Proxy Statement, the attached Notice of 2021 Annual General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about May 18, 2021.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Friday, May 7, 2021, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To re-elect each of Messrs. Stephen T. Wills, Ofer Gonen, Assaf Segal, David Fox, and Samuel Moed and, and Dr. Vickie R. Driver (who are incumbent, non-external directors), to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)
To approve the appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(3)	To approve an amendment to the form of indemnification letter to which we are party with our current and future directors and executive officers.

(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2021 through March 31, 2022.

(5)	To approve an amendment to the Company's Articles of Association (the “Articles”) that sets the forum for adjudication of disputes under the Articles.

(6)
To approve grants of options to purchase 22,500 ordinary shares and 3,750 RSU's for our Executive Chairman of the Board, and options to purchase 11,250 ordinary shares and 1,875 RSUs for each of our other directors.

(7)
To approve the renewal of the Registration Rights Agreement to which the Company is party with Clal Life Sciences LP, Clal Biotechnology Industries Ltd., Professor Lior Rosenberg and L.R. Research & Development Ltd. (which serves as trustee for the benefit of Professor Lior Rosenberg).

(8)	To approve payment of an annual cash bonus to Mr. Sharon Malka, our Chief Executive Officer, in respect of his performance in 2020.

(9)	To approve an equity grant comprised of options to purchase 45,692 ordinary shares, and 7,615 RSUs, to Mr. Sharon Malka, our Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2020, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2021 (the “2020 Form 20-F”), which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 5, 2021, we had 27,245,271 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, May 7, 2021, is entitled to one vote upon each of the proposals to be presented at the Meeting.  Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner votes its shares generally for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 4, 7, 8 and 9 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of each of Proposals 4, 7, 8 and 9, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of our Company for purposes of the vote on Proposals 4, 7, 8 and 9. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for each of those proposals.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, as applicable) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 4, 7, 8 or 9, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 4, 7, 8 or 9.  In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of any such proposal and in order to therefore be counted towards or against the special majority required for the approval of each such proposal, you must check the box “FOR” under Items 4A, 7A, 8A and 9A on the accompanying proxy card or voting instruction form when you record your vote or voting instructions on Proposals 4, 7, 8 and 9, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 4, 7, 8 and 9, you should check the box “AGAINST” under Items 4A, 7A, 8A and/or 9A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 4, 7, 8 and/or 9 (as applicable), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting (whether in person, if permitted, or remotely, as described below under “Attending Meeting in Person”), by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card.  If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our general counsel via fax +972-77-971-4182 or email yaronm@mediwound.com.  We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 1 p.m. Israel time on the Meeting date, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. Eastern Daylight Time on Monday, June 14, 2021.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposals 1, 2, 3, 5 and 6, and will be deemed to have abstained with respect to Proposals 4, 7, 8 and 9 (unless you confirm in Items 4A, 7A, 8A and 9A that you are not a controlling shareholder and lack a conflict of interest in the approval of Proposals 4, 7, 8 and 9, respectively, in which case your shares will be voted in favor of Proposals 4, 7, 8 and 9).  The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

You must remember to confirm in writing by indicating “FOR” under Items 4A, 7A, 8A and 9A on the enclosed proxy card that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposals 4, 7, 8 and 9, respectively (or else check the box “AGAINST” under Items 4A, 7A, 8A and/or 9A, as applicable, if you are a controlling shareholder or possess such a conflict of interest).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways:  (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you).  Your physical voting instruction form must be received by 12:00 p.m. Eastern Daylight Time on Monday, June 14, 2021 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m. Eastern time on Sunday, June 13, 2021, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (May 7, 2021).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals.  Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters.  You must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of Proposals 4, 7, 8 and 9 (when submitting your voting instructions on each such proposal); otherwise, your vote on those proposals will not count.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting.  If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 18, 2021.  Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Attending Meeting in Person

Local legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. We furthermore desire to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, Board and Company representatives at the Meeting.

Consequently, we strongly encourage shareholders to submit their proxies or voting instructions online, or mail in their completed proxy cards or voting instruction forms, in lieu of attending the Meeting in person. If a shareholder holding ordinary shares as of the record date for the Meeting (May 7, 2021) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the Company's General Counsel & Corporate Secretary, Mr. Yaron Meyer — email (yaronm@mediwound.com) or telephone (+972-77-971-4100) — on or prior to 6:00 p.m., Israel time (11 a.m. EDT), on Tuesday, June 8, 2021. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership described in the enclosed proxy statement for the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact our General Counsel & Corporate Secretary by phone.

Based on the number of responses that we receive from shareholders interested in attending the Meeting, we will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the local law coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date), or whether to enable those shareholders to attend via electronic/ remote means. We will respond to the relevant shareholders on the following day (Wednesday, June 9, 2021) in order to provide to them logistical information as to how they will be able to attend the Meeting.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of May 5, 2021, as of which date there were 27,245,271 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
All executive officers and directors as a group (13 persons)(1)	2,967,082	10.3%
Principal Shareholders
Lior Rosenberg(2)	1,997,605	7.3%
Clal Biotechnology Industries Ltd.(3)	9,429,555	34.6%
Migdal Insurance & Financial Holdings Ltd.(4)	2,126,058	7.8%

*	Less than 1%.

(1)
Shares beneficially owned consist of 1,909,362 ordinary shares held directly or indirectly by such executive officers and directors and 1,057,720 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of May 5, 2021. Includes the 1,997,606 ordinary shares beneficially owned by Lior Rosenberg, who is also a principal shareholder who is separately listed in the above table.

(2)
Shares beneficially owned consist of: (i) 143,700 ordinary shares held directly by Prof. Rosenberg; (ii) 143,700 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of May 5, 2021; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(3)
As reported on a Schedule 13G/A filed on February 12, 2019, the subject shares that are beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, L.P., whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd (“CBI”); and (ii) 1,220,582 ordinary shares held by CBI. As reported on a Schedule 13G/A filed on February 14, 2019, the subject shares may also be deemed to be beneficially owned by Access Industries Holdings LLC, by virtue of its indirect ownership of 100% of the outstanding shares of Clal Industries Ltd., which owns 47.17% of the outstanding shares of CBI. The address of each of Clal Life Sciences, L.P. and CBI is 3 Azrieli Center, Triangular Tower, 45th Floor, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(4)
As reported on a Schedule 13G filed on February 16, 2021, shares beneficially owned consist of: (i) 1,909,112 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), and (ii) 216,946 ordinary shares are beneficially held for their own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE AND
COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our 2020 Form 20-F contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, 2020.  Item 6.C of our 2020 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those items of our 2020 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1
RE-ELECTION OF EACH NON-EXTERNAL DIRECTOR

Background

We currently have a board of directors composed of eight directors, including two external directors elected pursuant to the requirements of the Companies Law.  A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Messrs Stephen T. Wills, David Fox, Ofer Gonen, Sam Moed and Assaf Segal, and Dr. Vickie R. Driver, our six incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Board has previously determined that each of Messrs. Fox and Moed, and Dr. Driver, satisfies the Companies Law non-affiliated director requirements as well as the independence requirements under the NASDAQ Listing Rules.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company.  A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications. Each of the six nominees for re-election pursuant to this Proposal 1 has provided the foregoing declaration.

The following information is supplied with respect to each nominee for re-election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Stephen T. Wills has served as a member of our board of directors since May 2017, as Chairman of our board since October 2017 and as Executive Chairman of our board since May 2019. Mr. Wills has served, since 1997, as the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. (“Palatin”), a publicly- held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has served in various roles at Palatin since 2017, including as Executive Vice President of Operations from 2005 until June 2011 and as and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc. ("Derma"), a publicly‑held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Lifesciences Holdings Corporation. Mr. Wills also served as the lead director and chairman of the audit committee until February 2017 and as Derma Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton since 2013, and its chairman since June 2018.  From 1991 to 2000 Mr. Wills was the president and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S in accounting from West Chester University, and a M.S. in taxation from Temple University.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is the Chief Executive Officer of Clal Biotechnology Industries Ltd. (TASE: CBI) since 2017. Mr. Gonen manages CBI's life science investments and business development in both the U.S. and Israel. Previously Mr. Gonen served as a Vice President of CBI from 2003-2015. Mr. Gonen serves as a board member of several portfolio companies, including Gamida Cell Ltd. (Nasdaq: GMDA). Prior to joining CBI, Mr. Gonen was the general manager of Biomedical Investments Ltd., a partner in Arte Venture Group as well as technology consultant to various Israeli venture capital funds. Mr. Gonen gained extensive experience in R&D and management of defense-oriented projects within the prestigious "Talpiot" program of the Israeli Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Vickie R. Driver has served as a member of our board of directors since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island and Massachusetts. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver was Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) from 2014 to 2019 and is now Adjunct Professor of Barry University and Visiting Professor at Cardiff University. She has served for 11 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She also serves as a member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. From 2015 to 2019, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal has served as the Chief Financial Officer at Clal Biotechnology Industries Ltd. since July 2015. Mr. Segal serves as a board member of several companies, including FDNA Inc., Pi-Cardia Ltd., Biokine therapeutics Ltd., Campus Bio Ltd., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

David Fox has served as a member of our board of directors since April 2020. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a director of Israel Discount Bank of New York, Gamida Cell Ltd., Atrium European Real Estate Limited, Atlas Crest Investment Corp. (which he is expected to leave upon closing of the merger between atlas crest and archer aviation) and Atlas Crest Investment Corp. II. He is a member of the board of directors at the Park Avenue Armory, and a member of the advisory board of New Alternatives for Children. Mr. Fox serves on the executive committee of the board of governors, and is an honorary fellow of the Hebrew University, Jerusalem. He holds an LL.B. degree from Jerusalem University, Israel.

Samuel Moed has served as a member of our board of directors since April 2020. Prior to joining our board, Mr. Moed served as an executive at Bristol-Myers Squibb, a global biopharma company focused on innovative therapeutics. In his most recent capacity as Senior Vice President, Corporate Strategy, Mr. Moed led the strategic planning of the company in all major business activities worldwide. Previously, Mr. Moed oversaw strategy for BMS’ Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. Among other positions, he served as President of U.S. Pharmaceuticals and as President of Worldwide Consumer Healthcare. Mr. Moed received a BA in history from Columbia University in New York City.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
“RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(c)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

(d)
“RESOLVED, that Mr. Assaf Segal be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(e)
“RESOLVED, that Mr. David Fox be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(f)
“RESOLVED, that Mr. Samuel Moed be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

Required Vote

  Shareholders may vote for or against, or may abstain from voting, in connection with the election of any of the said nominees.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the re-election of each of Messrs. Stephen T. Wills, Ofer Gonen, Assaf Segal, David Fox and Samuel Moed and Dr. Vickie R. Driver.

PROPOSAL 2
APPROVAL AND RATIFICATION OF APPOINTMENT OF SOMEKH CHAIKIN AS INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm (“Kost Forer”), began serving as our independent registered public accounting firm in 2001 (upon the Company’s inception).  In the period of time preceding the date of this Proxy Statement Kost Forer notified the Company that in light of EY U.S. desire to provide Access Industries Group, the Company's controlling shareholder (through indirect holdings) with services that may have an impact on its independency, it cannot continue to provide the audit services to the Company. Accordingly, our audit committee and Board resolved to terminate the services of Kost Forer due to the said independence issues.  In its place, our audit committee and Board have decided to nominate Somekh Chaikin, a member firm of KPMG (“Somekh Chaikin”), for appointment as our independent registered public accounting firm until the close of the next annual general meeting of shareholders of the Company.

Pursuant to the Companies Law, the opinion of our audit committee with regard to the termination of the services of Kost Forer will be presented to the Meeting, which opinion was formulated after Kost Forer was given an opportunity to present its position to such committee. Also pursuant to the Companies Law, Kost Forer has been invited to participate in the Meeting and will have an opportunity to present its position to the Meeting.

Our shareholders are being requested to approve and ratify Somekh Chaikin’s appointment and authorize our Board (with power of delegation to our audit committee) to fix Somekh Chaikin’s compensation in accordance with the volume and nature of its services.

For a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Kost Forer for our last two fiscal years, please see Item 16C “Principal Accountant Fees and Services” of our 2020 Form 20-F, which information is incorporated by reference in this Proposal 2.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) the appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and for the additional period of time until the next annual general meeting of shareholders of the Company, be, and hereby is, approved and ratified, and (ii) the Board (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services. ”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the appointment of Somekh Chaikin. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving and ratifying the appointment of, and authorizing the Board to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3
AMENDMENT TO FORM OF INDEMNIFICATION LETTER

Background

Under the Companies Law, a company may indemnify an office holder in respect of certain liabilities and expenses incurred for acts performed by him or her as an “office holder” (defined under the Companies Law as consisting of directors and certain senior officers), either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification. The categories of permitted indemnification consist of the following:

•          financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•          reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•          reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent; and

•          any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify an office holder of the Company (including, without limitation, indemnification with respect to the matters referred to under Section 56h(b)(1) of the Israeli Securities Law 5728-1968, as amended

Our Articles permit indemnification with respect to each of the above categories.

Under the Companies Law, an Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles include such a provision. A company may not, however, exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders. A company may not, furthermore, exculpate an office holder from liability for a breach of the duty of loyalty.

We have entered into agreements with each of our current directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them, in each case, to the fullest extent permitted by our Articles and Israeli law.

Under the existing form of indemnification agreement to which we are party with each of our office holders, the maximum indemnification amount is equal to the greater of (x) 25% of our total shareholders’ equity based on our most recent financial statements of the time of the actual payment of the indemnification or (y) $25 million. The maximum amount set forth in those agreements is in addition to amounts actually paid, if any, under insurance policies and/or by a third-party pursuant to an indemnification arrangement.

Our compensation committee and Board have approved, and are recommending for approval by our shareholders, certain amendments to the foregoing monetary cap for the indemnification amount under the form of indemnification agreement to which we are party with our current office holders, and to which we will be party, from time to time, with any future office holders.

Under this Proposal 3, the proposed maximum indemnification amount for all indemnifiable persons during a period of five years for all events described in the form of indemnification agreement shall be the greatest of:

(a)	twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification;

(b)	US$ 50 million;

(c)
40% of the Company Total Market Cap (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment); and

(d)
in connection with or arising out of a public offering of the Company’s securities, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering.

The proposed amendment to our form of indemnification agreement will apply to all office holders, including directors who are affiliates of our controlling shareholder.

In reaching their conclusion to support the enhanced indemnification amount limit, each of our compensation committee and board cited our company’s listing on Nasdaq and the custom among US companies (to which our US-based directors are accustomed) to provide not limited by amount indemnification to their directors. Our compensation committee and board also noted that while the maximum indemnification amount would be increased under the amended form of D&O indemnification agreement, at the same time, they are recommending a decrease in the level of coverage under our D&O insurance policy under Proposal 4, from an aggregate of $25 million ($20 million general, plus $5 million Side A) to an aggregate of $20 million ($10 million general, plus $10 million Side A), which will reduce cost for our company and counter-balance that increase.

Each of our compensation committee and Board believes that the proposed amended maximum indemnification amount reflects current market practice in Israel, and has determined that the amended amount is consistent with the terms of our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), which was approved by our shareholders at our extraordinary general meeting of shareholders held on September 23, 2019.

Under the Companies Law, exculpation, indemnification and insurance (or changes to the terms thereof) of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Proposed Resolution

We are proposing the adoption, at the Meeting, of the following resolution pursuant to this Proposal 3:

“RESOLVED, that the proposed amendment to the Company's form of indemnification letter to which the Company is party (or will be party) with its current and future office holders, as set forth in the updated form of indemnification letter attached as Appendix A to the proxy statement for the Meeting, be, and hereby is, approved in all respects.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposed amendment to the form of indemnification letter for our office holders. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the resolution included in this Proposal 3.

Board Recommendation

The Board recommends a vote “FOR” the proposed amendments to the form of indemnification letter between the Company and each of its current and future office holders.

PROPOSAL 4
APPROVAL AND RATIFICATION OF RENEWED COVERAGE UNDER D&O INSURANCE POLICY

Background

Under our Compensation Policy, each of our directors and officers is entitled to directors’ and officers’ liability, or D&O, insurance coverage.

At our annual general meeting of shareholders held in June 2020, our shareholders approved, and accordingly we obtained, a renewed general D&O insurance policy with aggregate coverage of $20 million and a Side A DIC (Difference in Conditions) insurance policy with additional coverage of $5 million (which, together with the general D&O insurance policy, we refer to as the “D&O insurance policy”), for our directors and officers, both present and future, including for directors who are affiliates of our controlling shareholder, CBI.  The coverage under the D&O insurance policy expired at the end of the day on March 31 2021.

The expiration of the D&O insurance policy on March 31, 12021 required that we renew that policy effective right away, so that there not be a lapse in coverage.  Our compensation committee and our Board approved the renewal of the D&O insurance policy, effective as of April 1, 2021, subject to the approval of our shareholders at the Meeting.

As part of the renewal, the compensation committee and the Board determined to change the coverage levels under the general D&O insurance policy and the Side A DIC insurance policy, to $10 million and $10 million, respectively. Each of the compensation committee and the Board concluded, after internal deliberation and based on the advice of the Company’s insurance broker (who described D&O insurance coverage levels for companies that are comparable to ours) that the proposed coverage levels under this Proposal 4 are both (i) customary for a company of our size and market capitalization and (ii) necessary to enable our officers and directors to make and implement decisions that are in the best interest of our Company and our shareholders. The compensation committee, followed by the Board, approved, together with the revised coverage levels, an increase in the annual premium payment that may be made by the Company under the D&O insurance policy, to approximately $1.07 million. The deductibles under the D&O insurance policy will be approximately (a) $7,500 for each claim, (b) $250,000 for any claim filed in the U.S. or Canada (not related to securities laws), and (c) $3.5 million for any U.S. securities law-based claim filed in the U.S. or Canada, respectively. The renewed D&O insurance policy will include coverage for two of our directors affiliated with our controlling shareholder, CBI. The new coverage will cover any claims going back to as far as July 5, 2012.

Because of the sharp rise in D&O insurance premiums for companies such as ours whose shares are traded publicly in the U.S., the proposed renewed D&O insurance coverage for our directors and officers has been determined by our compensation committee and Board to deviate from the terms for D&O insurance that are prescribed in our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), which was approved by our shareholders at our extraordinary general meeting of shareholders held on September 23, 2019, as such policy is applicable to such insurance. Consequently, the renewed D&O insurance policy that is proposed under this Proposal 4 must be approved by a special majority, as described below under “Required Vote”.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 4:

“RESOLVED, that the Company’s obtaining $10 million of coverage under its general Directors’ and Officers’ Liability insurance policy, along with $10 million of coverage under its Side A DIC insurance policy, with respect to the potential liability of the Company’s directors and officers, both present and future, pursuant to a renewed policy to be entered into effective as of April 1, 2021, subject to the terms described in Proposal 4 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved and ratified.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the renewed coverage under our general D&O insurance policy and Side A DIC insurance policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this Proposal 4 (excluding abstentions and broker non-votes).

In addition, because the terms of the proposed renewed D&O insurance policy deviate from the terms for D&O insurance that are prescribed in our Compensation Policy, the approval of the renewed D&O insurance policy will require the fulfillment of one of the following two additional voting conditions as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the approval does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our renewed D&O insurance policy, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 4A on the accompanying proxy card or voting instruction form.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of our renewed D&O insurance policy, you should instead check the box “AGAINST” in Item 4A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving the renewed coverage under our general D&O insurance policy and Side A DIC insurance policy for our directors and officers.

PROPOSAL 5
APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION- ADDING FORUM SELECTION CLAUSE

Background

A forum selection clause in a corporate charter document can be an effective way for a company to reduce litigation costs and increase outcome predictability.  Such a clause requires a derivative suit or other claim relating to corporate governance or other matters, such as securities law matters, to be litigated in a specific forum that is selected by the company. A recent judicial decision in Delaware upheld the validity of such a clause, which increases the likelihood that Israeli courts (which often rely upon Delaware precedent for new corporate law questions) will likewise deem such a clause to be valid for an Israeli company such as ours to have in its articles of association.

Our Board has considered the appropriateness of a forum selection clause and has determined that it is in the best interest of the Company and its shareholders to adopt such a clause, which, if approved at the Meeting, will be added to our Articles via an amendment. In reaching its decision, the Board expressed its view that such a clause will reduce the cost of potential litigation and increase outcome predictability for all parties, while preserving the most reasonable and fair forum for the Company and its shareholders to resolve any potential dispute.

The forum selection clause proposed by the Board, if approved by our shareholders at the Meeting, will provide the following division of forums for potential litigation matters, which the Board believes is in keeping with the nature of the respective categories of claims:

•
for any causes of action arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the federal district courts of the United States will be the exclusive forum, including for the resolution of any complaint against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants, or underwriters; and

•
for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, the Tel Aviv District Court will be the exclusive forum.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Meeting:

RESOLVED, that the following new article be, and hereby is, adopted and added to the Company’s Articles as Article 138:

 FORUM FOR ADJUDICATION OF DISPUTES

138. (a) Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the Securities Act of 1933 as amended, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants, or underwriters; and (b) unless the Company consents in writing to the selection of an alternative forum, the Tel Aviv District Court shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law 5759-1999 or the Israeli Securities Law 5728-1968. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for amending the Articles to add a forum selection clause. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 5.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of the foregoing resolution approving the amendment to the Company's Articles that adds a forum selection clause.

PROPOSAL 6
APPROVAL OF EQUITY GRANT PACKAGES FOR ALL DIRECTORS

Background

Under the Companies Law, the terms of service—including equity compensation— of directors require approval by the compensation committee, Board and shareholders, in that order. The grant of equity compensation to external directors, which can be implemented when linked to equity compensation for certain “other” directors who are not affiliated with the Company or with its controlling shareholder (subject to fulfillment of certain conditions), also requires approval by the compensation committee, Board and shareholders, in that order.

With a view towards creating uniform compensation packages, and upon the recommendation of the compensation committee of the Board, followed by the Board, our shareholders will be asked to approve an updated annual equity grant package for all directors of the Company (including the Executive Chairman of the Board) in respect of their directorship services.

Under this Proposal 6, assuming, in the case of the non-external director nominees—consisting of Messrs Stephen T. Wills, David Fox, Ofer Gonen, Sam Moed and Assaf Segal, and Dr. Vickie R. Driver— their election as directors pursuant to Proposal 1 at the Meeting, each of those nominees, together with our external directors,  Sharon Kochan and Nissim Mashiach,  who are in the middle of their three-year term of service, will be entitled to equity grants, as described below. Each of Messrs. Ofer Gonen, and Assaf Segal has assigned his entitlement to the equity grant issuable to him under this Proposal 6 to our controlling shareholder, CBI, with which he is affiliated.

The proposed equity grant package to which the various directors would be entitled would consist of the following:

1.	Executive Chairman (Mr. Stephen T. Wills): (i) Options to purchase 22,500 ordinary shares; and (ii) 3,750 RSUs.
2.	All Other Directors (i) Options to purchase 11,250 ordinary shares; and (ii) 1,875 RSUs.

The equity grants would be subject to the following terms:
a.

Term for Exercise (options only): Ten years from the date of the Board’s approval of the grant (which occurred on March 4, 2021), except for the grants to Ofer Gonen and Assaf Segal (which have been assigned to CBI), which will have a five-year exercise term.

	b.	Vesting Schedule: 100% of the options and RSUs vest on the one-year anniversary of the Board approval of the grant.
c.
Exercise Price (options only): Equal to the average closing sales price per share of MediWound’s ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the Board approval of the grant. The exercise price is payable either in cash or in a cashless manner.

d.
Acceleration of Vesting: In the event of a Merger/Sale (as defined in Section 14.2 of our 2014 equity incentive plan (the “2014 Plan”)) and the termination of the grantee’s employment or service with the Company or its affiliates without cause (as defined in the 2014 Plan) within one year after the consummation of a Merger/Sale, any of the options or RSUs that are then outstanding and unvested shall become fully vested (and exercisable, in the case of options) as of immediately prior to, and conditioned upon, such event.

The proposed equity grants for our directors have been determined by our compensation committee and Board to be consistent with our Compensation Policy, as such policy is applicable to those equity grants.

   In reaching their determination, our compensation committee and our Board considered our directors’ equity interest in our Company, the alignment of their interests with those of our Company, and the desire to encourage them to continue contributing their talent and time as our directors.  Including ordinary shares underlying the options to be granted, our directors hold 2.6% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering the directors’ important role for our Company.  Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our directors’ equity interest in our Company, which encourages long-term retention of directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 6 at the Meeting:

RESOLVED, that the proposed equity grant packages for all directors of the Company in respect of their directorship services, as described in Proposal 6 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for equity compensation grants for all directors of the Company in respect of their directorship services. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 6.

Board Recommendation

The Board recommends that the shareholders vote “FOR” approval of the foregoing resolution approving the proposed equity grant packages for the directors of the Company in respect of their directorship services.

PROPOSAL 7
RENEWAL OF REGISTRATION RIGHTS AGREEMENT WITH CBI AND PROFESSOR LIOR
ROSENBERG (AND THEIR AFFILIATES)

Background

On March 3, 2014, in connection with our initial public offering (the “IPO”), we entered into a registration rights agreement with certain of our pre-IPO shareholders (the “Original Registration Rights Agreement”), which replaced an earlier agreement and provided those shareholders the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we otherwise file. On March 7, 2016, the SEC declared our shelf registration statement on Form F-3 effective, which registered the resale of the 11,640,827 shares subject to those registration rights. Following the expiration of that shelf registration statement upon the third anniversary of its effectiveness, we filed in March 2019, and the SEC declared effective on April 22, 2019, a new shelf registration statement on Form F-3 that registered the resale of the remaining 11,240,827 shares subject to the registration rights. The Original Registration Rights Agreement terminated by its own terms on its seven-year anniversary, on March 24, 2021.

The ordinary shares held by most of our pre-IPO shareholders who were party to the Original Registration Rights Agreement were no longer entitled to registration rights under the agreement as of the time that it expired, given their ability to freely sell their shares in the open market under Rule 144 of the Securities Act (“Rule 144”). However, each of CBI and Professor Lior Rosenberg, and their affiliated entities that hold ordinary shares (consisting of Clal Life Sciences LP and L.R. Research & Development Ltd., respectively) (collectively, our “registration rights affiliates”), are deemed “affiliates” of the Company under Rule 144, and their shares were consequently entitled to registration rights as of the time of the expiration of the Original Registration Rights Agreement. Without those registration rights, the registration rights affiliates would be significantly limited in their ability to resell ordinary shares.

In order to extend the registration rights to which our registration rights affiliates had been entitled until the expiration of the Original Registration Rights Agreement, each of our audit committee and Board has approved our entry into a new registration rights agreement with the registration rights affiliates (the “Renewed Registration Rights Agreement”).  A copy of the Renewed Registration Rights Agreement is attached as Appendix B to this Proxy Statement.

The Renewed Registration Rights Agreement contains essentially the same terms as the Original Registration Rights Agreement, which are summarized as follows:

Demand registration rights

At any time, the holders of a majority of the registrable securities then outstanding may request that we file a registration statement with respect to a majority of the registrable securities then outstanding (or a lesser percentage if the anticipated aggregate offering price, net of selling expenses, exceeds $5.0 million). Upon receipt of such registration request, we are obligated to file a registration statement. Currently, as we are eligible under applicable securities laws to file a registration statement on Form F-3, we may be required to effect up to two such registrations within any 12-month period.

We will not be obligated to file a registration statement at such time if in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its shareholders because such action would (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving us, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act. In addition, we have the right not to effect or take any action to effect a registration statement during the period that is 60 days (or 30 days in the case of a registration statement on Form F-3) before the date of filing our registration statement (as estimated by us in good faith), and ending on a date that is 180 days (or 90 days in the case of a registration statement on Form F-3) after the date of such filing.

Piggyback registration rights

If we register any of our ordinary shares in connection with the public offering of such securities solely for cash, the holders of all registrable securities are entitled to at least 10 days’ notice of the registration and to include all or a portion of their ordinary shares in the registration. If the public offering that we are effecting is underwritten, the right of any shareholder to include shares in the registration related thereto is conditioned upon the shareholder accepting the terms of the underwriting as agreed between us and the underwriters and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of our offering.

Other provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand or piggyback registration.

Term of agreement

The term of the Renewed Registration Rights Agreement expires upon the earlier of the five-year anniversary of the date of the agreement or, with respect to any specific registration rights affiliate, the time at which he or it ceases to be an “affiliate” of the Company under Rule 144 (and can therefore sell his or its ordinary shares in an unlimited manner under Rule 144).

Our audit committee and Board have expressed their view that the Renewed Registration Rights Agreement reflects customary terms for the registration rights affiliates, and that it is in the best interests of the Company to extend the registration rights to which those affiliates were entitled until the current time by entering into this agreement.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 7 at the Meeting:

RESOLVED, that the Company’s entry into a renewed Registration Rights Agreement with each of CBI, Clal Life Sciences LP, Professor Lior Rosenberg and L.R. Research & Development Ltd., dated April 6, 2021, as described in Proposal 7 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposed approval of the Renewed Registration Rights Agreement. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 7.

In addition, because CBI is our controlling shareholder under the Companies Law, the approval of our entry into the Renewed Registration Rights Agreement with it will require the fulfillment of one of the following two additional voting conditions as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the approval does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our entry into the Renewed Registration Rights Agreement, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 7A on the accompanying proxy card or voting instruction form.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of our renewed D&O insurance policy, you should instead check the box “AGAINST” in Item 7A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board recommends that the shareholders vote “FOR” approval of the foregoing resolution approving our entry into the Renewed Registration Rights Agreement.

PROPOSAL 8
APPROVAL OF CASH BONUS FOR CEO PERFORMANCE IN 2020

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders (in that order).

Mr. Sharon Malka has served as our CEO since June 2019. Prior to that, Mr. Malka had served as our Chief Financial Officer and Chief Operations Officer for the previous 12 years.

Under the terms of Mr. Malka’s compensation package, as approved by our shareholders at our 2019 annual meeting of shareholders, Mr. Malka may be entitled to an annual bonus, depending on certain criteria determined by them on an annual basis.

Upon reviewing his and our performance for 2020 and the various successes that we realized during that year, our compensation committee and Board have determined that Mr. Malka is deserving of a cash bonus in an amount of approximately $119,000. That bonus amount was determined in accordance with his achievement of goals that had been set in advance for Mr. Malka by the compensation committee and Board.  That proposed annual cash bonus has been determined by our compensation committee and Board to be consistent with our Compensation Policy, as applicable to our CEO.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment of an annual cash bonus in respect of 2020, in an amount of approximately $119,000, to our Chief Executive Officer, Mr. Sharon Malka, as described in Proposal 8 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the annual cash bonus for our CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 8 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the annual cash bonus for 2020 for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●   the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the annual cash bonus for 2020 that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the annual cash bonus for 2020 does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s cash bonus for 2020, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 8A on the accompanying proxy card or voting instruction form.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the cash bonus for our CEO, you should instead check the box “AGAINST” in Item 8A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed annual cash bonus for 2020 for our CEO, Mr. Sharon Malka.

PROPOSAL 9
APPROVAL OF EQUITY GRANT FOR CEO

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders (in that order).

   In connection with Mr. Malka’s service as our new CEO, and as part as the long term incentive plan (LTI), which was adopted by our Board, our compensation committee and Board have determined that it is in the best interest of our Company and our shareholders to provide him with a grant of equity under our current share incentive plan, the 2014 Plan, to further align his interest with those of our shareholders. The proposed equity grant, which is subject to approval by our shareholders at the Meeting, has the following terms:

   Equity grant: Mr. Malka will receive an equity grant of options to purchase 45,692 ordinary shares, and 7,615 RSUs, under the 2014 Plan. The terms of the equity grant are as follows:

•	Term for Exercise (for options only): 10 years from the date on which the Board approved the grant (which occurred on March 4, 2021).
•
Vesting Schedule: 25% of each component of the grant (options and RSUs) will vest upon the one-year anniversary of the Board approval of the grant; an additional 6.25% will vest on a quarterly basis at the end of each quarter over the course of the following three years.

•
Exercise Price (for options only): The exercise price of the options will be equal to the average closing sales price per share of MediWound’s ordinary shares on the Nasdaq Global Market over the 30 trading day period prior to the Board’s approval of the grant. The exercise price is payable either in cash or in a cashless manner.

•
Acceleration: In the event of a Merger/Sale (as defined in Section 14.2 of the 2014 Plan) and if the CEO’s employment or service with the Company or its affiliates is terminated without cause (as defined in the 2014 Plan) within one year after the consummation of a Merger/Sale, any equity based compensation—including these options and RSUs— that is then outstanding and unvested shall become fully vested (and, in the case of the options, exercisable) as of immediately prior to, and conditioned upon, such event.

•	Other terms: The equity grant will otherwise be subject to the terms of the 2014 Plan.

   Our compensation committee and our Board have determined that the foregoing equity grant is consistent with the terms of the Compensation Policy, as applicable to our CEO. Accordingly, our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed equity grant described in this Proposal 9.

    In reaching their determination, our compensation committee and our Board considered Mr. Malka’s equity interest in our Company, the alignment of his interest with those of our Company, and the desire to encourage him to continue contributing his talent and time as our CEO.  Including ordinary shares underlying the options and RSUs to be granted, Mr. Malka holds 2% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering his important role for our Company.  Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our officers’ and directors’ equity interest in our Company, which encourages long-term retention of officers and directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Proposed Resolution

    We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the grant of options to purchase 45,692 ordinary shares, and 7,615 RSUs, to Mr. Sharon Malka, the Company’s CEO, as described in Proposal 9 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed equity grant to our CEO.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the proposed resolution under this Proposal 9.

In addition, under the Companies Law, approval of the equity grant for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the equity grant that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the equity grant does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s equity grant, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 9A on the accompanying proxy card or voting instruction form.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the equity grant to our CEO, you should instead check the box “AGAINST” in Item 9A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the equity grant for our CEO.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020 will be presented. A copy of the 2020 Form 20-F (including the audited consolidated financial statements for the year ended December 31, 2020) is available to shareholders through the SEC website, www.sec.gov, and at our Company's website (www.mediwound.com). Neither of such websites is a part of this Proxy Statement.

ADDITIONAL INFORMATION

The Company’s 2020 Form 20-F, filed with the SEC on February 25, 2021, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers.  The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel May 5, 2021	By order of the Board of Directors: Mr. Stephen T. Wills Executive Chairman of the Board of Directors

Appendix A

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of __________, 2021, is entered into by and between MediWound Ltd., an Israeli company whose address is 42 Hayarkon Street, Yavne 81227 , Israel (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page hereto officer (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Office Holder” and the “Companies Law” respectively), of the Company;

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.        The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission or failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below)), with respect to his or her Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”

1.1.1.
Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable Expenses (as defined below) expended by Indemnitee as a result of an investigation or any proceeding instituted against the Indemnitee by an authority that is authorized to conduct such investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial liability in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but imposing a financial liability in lieu of a criminal proceeding in an offence that does not require proof of mens rea, or in connection with a financial sanction. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term “financial sanction” shall mean such term as referred to in Section 260(a)(1a) of the Companies Law;

1.1.3.
Reasonable Expenses expended by or imposed on Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted or in which Indemnitee convicted of an offence that does not require proof of mens rea; and

1.1.4.
Any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), if applicable, and Section 50P(b)(2) of the Israeli Economic Competition Law, 5758-1988 (the “Economic Competition Law”)).

For the purpose of this Agreement, “Expenses” shall include, without limitation, legal fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section1.3.

1.2.
Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are foreseeable in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 with respect to the specific events described in Exhibit A during any period of five years, shall be as set forth in Exhibit A hereto (the “Limit Amount”). If the Company undertook to indemnify multiple persons under agreements similar to this Agreement (the “Indemnifiable Persons”) the Limit Amount for the five year period commencing on the closing of the first issuance and sale of the Company’s ordinary shares to the public, pursuant to an effective registration statement under the United States Securities Act 1933, as amended, or the securities law of any other jurisdiction, and for every subsequent five year period, shall apply to all Indemnifiable Persons, in the aggregate, and if the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons during the relevant five year period, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits do not or are no longer required by the Companies Law.

1.3.
If so requested by Indemnitee in writing, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than thirty (30) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.
The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as reasonably determined by the Board; provided that, the Company shall have no obligation to obtain or maintain directors and officers insurance policy if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of the directors and officers liability insurance.

1.6.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under applicable law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.
In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

3.2.
Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.
In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.        The Company hereby acknowledges that Indemnitee has certain rights to indemnification, advancement of expenses and/or insurance provided by shareholder(s) of the Company and certain of its affiliates (collectively, the “Secondary Indemnitors”).  The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii )that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

This Agreement shall be valid, binding and enforceable in accordance with its terms and shall be in full force and effect immediately upon its approval by the Company’s general meeting of shareholders.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company, in good faith, reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action within reasonable time, in which cases the reasonable fees and expenses of Indemnitee’s counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee and the Company shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not  impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his or her advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise (including any amount received by Indemnitee from the Company and which the Company was reimbursed for under any insurance policy)) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, the Economic Competition Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION; DEFINITIONS.

Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

MediWound Ltd.
By:________________ Name: Title:

Indemnitee:

___________________

EXHIBIT A*

CATEGORY OF INDEMNIFIABLE EVENT
1.
Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.

2.
Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.

3.
Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy or any violation of privacy or privacy related right or regulation, including with respect to databases or handling, collection or use of private information, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.

4.
Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to a merger, acquisition, change in control transaction, issuance of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company); claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.

5.
Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims or regulatory or reputational matters.

6.
The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.

7.
Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.

8.
Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.

9.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

10.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

11.
Any administrative, regulatory, judicial or civil actions orders,decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution,  indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.

12.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

13.
Participation and/or non-participation at Company Board meetings,  expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.

14.
Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.

15.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.

16.	Liabilities arising out of advertising, including misrepresentations regarding the Company's products or services and unlawful distribution of emails.
17.
Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

18.
Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution,  indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to information, data, or databases (including but not limited to any personally identifiable information or private health information) and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).

The Limit Amount for all Indemnifiable Persons during each relevant period referred to in Section 1.2 of the Indemnification Agreement for all events described in this Exhibit A (in Sections 1-22 (inclusive) above), shall be the greater of:

(a) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification;

(b) US$50 million;

(c) 40% of the Company Total Market Cap (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment); and

(d) in connection with or arising out of a public offering of the Company’s securities, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering.

*          Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.

Appendix B

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of this 6 day of April 2021, by and among (i) MediWound Ltd., an Israeli company (the “Company”), and (ii) each holder of the Company’s Ordinary Shares, nominal value NIS 0.01 each (“Ordinary Shares“) listed on Schedule A hereto (the “Shareholders”).

RECITALS

 WHEREAS, the Company and certain of the Shareholders are parties to that certain Registration Rights Agreement dated as of March 3, 2014 (the “Prior Agreement”) which was adopted in connection with the initial underwritten public offering of the Company’s securities with a term of seven years, and the parties thereto desire to amend and restate the Prior Agreement to, among other things, extend the rights and obligations of the parties thereto; and

WHEREAS, Section 7.6 of the Prior Agreement provides that the Prior Agreement may be amended only by a written instrument signed by the Company and Shareholders holding a majority of the Shares held by Shareholders, and the Shareholders who have executed and delivered this Agreement constitute such applicable majority as of the date hereof and hereby amend and restate the Prior Agreement in its entirety.

NOW, THEREFORE, contingent to the approval of the Company's shareholders, the parties agree as follows:

1.	Definitions. For purposes of this Agreement:

1.1.          “Agreement” shall have the meaning set forth in the preamble.

1.2.          “Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director, or manager of such Person and any venture capital fund now or hereafter existing that is controlled by one or more general partners of, or shares the same management company with, such Person.

1.3.          “Company” shall have the meaning set forth in the preamble.

1.4.          “Damages” means any loss, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other applicable law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstance in which they are made, not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.5.          “Demand Notice” shall have the meaning set forth in Section 2.1.1

1.6.          “Derivative Security” shall have the meaning set forth in Section 6.2.

1.7.          “Eligible Holder” shall have the meaning set forth in Section 6.1.

1.8.          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9.          “Form S-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.10.          “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.11.          “Holder” means any holder of Registrable Securities who is a party to this Agreement.

1.12.          “Initiating Holders” shall have the meaning set forth in Section 2.1.1.

1.13.          “Included Registrable Securities” shall have the meaning set forth in Section 2.2.1.

1.14.          “Ordinary Shares” shall have the meaning set forth in the preamble.

1.15.          “Permitted Transferee” means (i) in the case of an individual Shareholder - a spouse, parents, child, brother, sister or trustee of the shareholder (or his/her spouse) and any corporate entity which is controlled by him/her; (ii) in the case of any incorporated Shareholder - an entity that controls, is controlled by, or is under common control with such incorporated shareholders, and (iii) in case of any Shareholder which is a limited or general partnership - its partners, affiliated partnerships managed by the same management company or managing (general) partner or by an entity which controls, is controlled by, or is under common control with, such management company or managing (general) partner.

1.16.          “Person” means any individual, corporation, partnership, association, lim-ited liability company, trust or any other entity.

1.17.          “Piggy-Back Underwritten Offering” shall have the meaning set forth in Section 2.2.1.

1.18.          “Prior Agreement” shall have the meaning set forth in the preamble.

1.19.          “Registrable Securities” means the Shares held by any Shareholder, excluding in all cases, however, any Registrable Securities (i) sold by a Holder to the public either pursuant to a registration statement or SEC Rule 144; (ii) sold by a Holder in a transaction in which the rights under Section 2 hereof are not assigned; or (iii) held by a Holder and that could be sold without limitation under SEC Rule 144 or another similar exemption under the Securities Act, during a ninety (90) day period without registration.

1.20.          “SEC” means the U.S. Securities and Exchange Commission.

1.21.           “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.22.          “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.23.          “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.24.          “Selling Expenses” shall have the meaning set forth in Section 3.3.

1.25.          “Selling Holder Counsel” shall have the meaning set forth in Section 3.3.

1.26.          “Shares” mean and include Ordinary Shares issued and outstanding from time to time, now owned or subsequently acquired by a Shareholder, however acquired, whether through share splits, share dividends, reclassifications, recapitalizations, similar events or otherwise.

1.27.          “Shareholders” shall have the meaning set forth in the preamble.

1.28.          “Shelf Registration Statement” shall have the meaning set forth in Section 2.2.1.

1.29.          “Undesignated Registrable Securities” shall have the meaning set forth in Section 2.2.2.

1.30.          “WKSI” shall have the meaning set forth in the Section 2.2.1.

2.	Registration Rights. The Company covenants and agrees as follows:

2.1.     Demand Registration

2.1.1.          If at any time after the date of this Agreement, but subject to the terms of any “lock-up agreement” entered into with an underwriter (unless waived by such underwriter), the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses (as defined below), of at least $5 million (the “Initiating Holders”), then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within ninety (90) days after the date such request is given by the Initiating Holders, file a Form S-1 (or any comparable successor form or similar form available for foreign issuers, such as Form F-1, if available) covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1.3 and Section 2.3.

2.1.2.          If at any time when it is eligible to use a Form S-3 (or any comparable successor form or similar form available to foreign issuers, such as Form F-3, if available) registration statement, the Company receives a request from the Initiating Holders of a majority of the Registrable Securities then outstanding, that the Company file a Form S-3 (or any comparable successor form or similar form available to foreign issuers, such as Form F-3, if available) registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, of at least $5 million, net of Selling Expenses (as defined below), then the Company shall (i) within ten (10) business days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within ninety (90) days after the date such request is given by the Initiating Holders, file a Form S-3 (or any comparable successor form or similar form available to foreign issuers, such as Form F-3, if available) registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1.3 and Section 2.3.

2.1.3.          Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Company’s board of directors it would be materially detrimental to the Company and its shareholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the applicable securities laws, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further, that the Company shall not register any securities for its own account (except pursuant to Section 2.2) or of any other shareholder during such ninety (90)-day period, other than pursuant to a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a share option, share purchase, or similar plan; a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or a registration in which the only Ordinary Shares being registered are Ordinary Shares issuable upon conversion of debt securities that are also being registered.

2.1.4.          The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1.1 (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Section 2.1.1; or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 (or any comparable successor form or similar form available to foreign issuers, such as Form F-3, if available) pursuant to a request made pursuant to Section 2.1.2. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1.2 (i) during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1.2 within the twelve (12) month period immediately preceding the date of such request or has effected another registration pursuant to Section 2.1.2 within the ninety (90) day period immediately preceding the date of such request. A registration shall not be counted as “effected” for purposes of this Section 2.1.4 until such time as the applicable registration statement has been declared effective by the applicable securities exchange commission, unless the Initiating Holders withdraw their request for such registration (unless they elect to pay the registration expenses therefor) and therefore forfeit their right to one demand registration statement pursuant to Section 2.1.1 or Section 2.1.2, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1.4.

2.2.     Company Registration.

2.2.1.          If at any time the Company, including if the Company qualifies as a well-known seasoned issuer (within the meaning of Rule 405 under the Securities Act) (a “WKSI”), proposes to file (i) a prospectus supplement to a shelf registration statement (a “Shelf Registration Statement”) which is then effective, or (ii) a registration statement, other than a Shelf Registration Statement for a delayed or continuous offering pursuant to Rule 415 under the Securities Act, in either case, for the sale of Ordinary Shares for its own account, or for the benefit of the holders of any of its securities other than the Holders, to an underwriter on a firm commitment basis for reoffering to the public or in a “bought deal” or “registered direct offering” with one or more investment banks (collectively, a “Piggy-Back Underwritten Offering”) then as soon as practicable but not less than ten (10) days prior to the filing of (a) any preliminary prospectus supplement relating to such Piggy-Back Underwritten Offering pursuant to Rule 424(b) under the Securities Act, (b) any prospectus supplement relating to such Piggy-Back Underwritten Offering pursuant to Rule 424(b) under the Securities Act (if no preliminary prospectus supplement is used) or (c) such registration statement, as the case may be, the Company shall give notice of such proposed Piggy-Back Underwritten Offering to the Holders and such notice shall offer the Holders the opportunity to include in such Piggy-Back Underwritten Offering such number of Registrable Securities (the “Included Registrable Securities”) as each such Holder may request in writing. Prior to the commencement of any “road show,” any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Registration by giving written notice to the Company of its request to withdraw and such withdrawal shall be irrevocable and, after making such withdrawal, such Holder shall no longer have any right to include Registrable Securities in the Piggy-Back Underwritten Offering as to which such withdrawal was made. The notice required to be provided to Holders shall be provided on a business day. Each such Holder shall then have seven (7) days after receiving such notice to request in writing to the Company inclusion of Registrable Securities in the Piggy-Back Underwritten Offering, except that such Holder shall have two (2) business days after such Holder confirms receipt of the notice to request inclusion of Registrable Securities in the Piggy Back Underwritten Offering in the case of a “bought deal”, “registered direct offering” or “overnight transaction” where no preliminary prospectus is used. Upon receipt of any such request for inclusion from a Holder received within the specified time, the Company shall use commercially reasonable efforts to effect the registration in any Registration Statement of any of the Holders’ Registrable Securities requested to be included on the terms set forth in this Agreement. If no request for inclusion from a Holder is received within the specified time, such Holder shall have no further right to participate in such Piggy-Back Underwritten Offering. For the avoidance of doubt, registration by the Company of options or shares of employees or consultants, and registration of securities in an SEC Rule 145 transaction, shall not be deemed to constitute a Piggy-Back Underwritten Offering.

2.2.2.          Unless the Company qualifies as a WKSI, (i) the Company shall give each Holder ten (10) days’ notice prior to filing a prospectus supplement to an effective Shelf Registration Statement and, upon the written request of any Holder, received by the Company within seven (7) days of such notice to the Holder, the Company shall include in such Shelf Registration Statement a number of Ordinary Shares equal to the aggregate number of Registrable Securities requested to be included without naming any requesting Holder as a selling shareholder and including only a generic description of the holder of such securities (the “Undesignated Registrable Securities”), (ii) the Company shall not be required to give notice to any Holder in connection with a filing pursuant to Section 2.2.1 unless such Holder provided such notice to the Company pursuant to this Section 2.2.2 and included Undesignated Registrable Securities in the Shelf Registration Statement related to such filing, and (iii) at the written request of a Holder given to the Company more than seven (7) days before the date specified in writing by the Company as the Company’s good faith estimate of a launch of a Piggy-Back Underwritten Offering (or such shorter period to which the Company in its sole discretion consents), the Company shall use commercially reasonable efforts to effect the registration of any of the Holders’ Undesignated Registrable Securities so requested to be included and shall file a post-effective amendment or, if available, a prospectus supplement to a Shelf Registration Statement to include such Undesignated Registrable Securities as any Holder may request, provided that (a) the Company is actively employing commercially reasonable efforts to effect such Piggy-Back Underwritten Offering; and (b) the Company shall not be required to effect a post-effective amendment more than two (2) times in any twelve (12)-month period.

2.2.3.          The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 3.3.

2.3.     Underwriting Requirements

2.3.1.          If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Initiating Holders holding a majority of the Registrable Securities held by the applicable Initiating Holders, subject to the reasonable approval of the Company. In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 3.1.6) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

2.3.2.          In connection with any offering involving an underwriting of shares of the Company’s share capital pursuant to Section 2.2, the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of Registrable Securities requested by shareholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such Registrable Securities which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering.

2.3.3.          For purposes of Section 2.1, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Section 2.3.1, fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4.      Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of Section 2 and Section 3.3 hereof.

2.5.      Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3 (or any comparable successor form or similar form available to foreign issuers, such as Form F-3, if available), the Company shall, provided that the Company’s securities are registered under the Exchange Act:

2.5.1.          make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the date hereof;

2.5.2.          use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

2.5.3.          furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (or any comparable successor form or similar form available to foreign issuers, such as Form F-3, if available) (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (or any comparable successor form or similar form available to foreign issuers, such as Form F-3, if available) (at any time after the Company so qualifies to use such form).

           2.6.      Restriction on Transfer

2.6.1.          The Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

2.6.2.          Each certificate or instrument representing the Registrable Securities, and any other securities issued in respect of the Registrable Securities, upon any share split, share dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.6.3) be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDER, A COPY OF WHICH IS ON FILE AT THE OFFICES OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.6.

2.6.3.          The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder’s intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder’s expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a “no action” letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or “no action” letter in any transaction in compliance with SEC Rule 144. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.6.2, except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.7.     Indemnification.  If any Registrable Securities are included in a registration statement under Section 2 hereof:

2.7.1.          To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and shareholders of each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.7.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

2.7.2.          To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.7.2 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder; and provided further that in no event shall any indemnity under this Section 2.7.2 exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

2.7.3.          Promptly after receipt by an indemnified party under this Section 2.7 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.7, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel retained by the indemnifying party who shall be reasonably satisfactory to the indemnified party; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.7, to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.7.

2.7.4.          To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.7 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.7, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 2.7.4, when combined with the amounts paid or payable by such Holder pursuant to Section 2.7.2, exceed the proceeds from the offering received by such Holder (net of any Selling Expenses) paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

2.7.5.          The obligations of the Company and Holders under this Section 2.7 shall survive the completion of any offering of Registrable Securities in a registration under Section 2 hereof, and otherwise shall survive the termination of this Agreement.

3.	Covenants of the Company

3.1.     The Company agrees to use commercially reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, whenever required under this Agreement to effect a registration, the use of the Company’s commercially reasonable efforts to, as expeditiously as reasonably possible and subject to the requirements under the applicable securities laws:

3.1.1.          prepare and file a registration statement with respect to the Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Initiating Holders, keep such registration statement effective for a period of up to one hundred eighty (180) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred eighty (180) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter, from selling any Registrable Securities included in such registration;

3.1.2.          prepare and file such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the applicable securities laws in order to enable the disposition of all Registrable Securities covered by such registration statement;

3.1.3.          furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the applicable securities laws, and such documents as the selling Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

3.1.4.          use its commercially reasonable efforts to register and qualify the Registrable Securities covered by such registration statement under such other securities laws of such jurisdictions as shall be reasonably requested by the selling Holders;

3.1.5.          Notwithstanding Section 3.1.4 hereof and anything to the contrary in this Agreement, the Company shall register shares under this Agreement in a certain jurisdiction only provided the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by applicable securities laws;

3.1.6.          in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

3.1.7.          use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system on which the Company’s securities are then listed;

3.1.8.          provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and, provided that the Company’s securities are listed on a national securities exchange or trading system in the United States, provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

3.1.9.          promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, reasonably required for such purposes and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as reasonably necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

3.1.10.          notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

3.1.11.          after such registration statement becomes effective, notify each selling Holder of any request by the applicable securities exchange commission that the Company amend or supplement such registration statement or prospectus.

3.2.          Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 3 hereof with respect to the Registrable Securities of any selling Holder, that such Holder shall furnish to the Company such information regarding itself and the Registrable Securities held by it as is reasonably required to effect the registration of such Holder’s Registrable Securities.

3.3.          Expenses of Registration. All reasonable expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2 hereof, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders (“Selling Holder Counsel”), shall be borne and paid by the Company. All Selling Expenses relating to Registrable Securities registered pursuant to Section 2 hereof shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf. “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in this Section 3.3.

4.          Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (i) to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included therein, or (ii) to demand registration of any securities held by such holder or prospective holder.

5.          “Market Stand‑off” Agreement. Each party hereto hereby agrees that, during the period commencing on the date of the final prospectus relating to a registration by the Company and ending on the date specified by the Company and the managing underwriter (such period not to exceed ninety (90) days, it will not, without the prior written consent of the managing underwriter, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Shares (whether such shares or any such securities are then owned by such party or are thereafter acquired) held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or other securities, in cash, or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the parties hereto only if all officers, directors, and shareholders individually owning more than one percent (1%) of the Company’s outstanding share capital are subject to the same restrictions. The underwriters in connection with such registration are intended third‑party beneficiaries of this Section 5 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each party hereto further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 5 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all parties hereto subject to such agreements, based on the number of shares subject to such agreements.

6.          Term. Subject to the approval of the shareholders as required by applicable law, this Agreement shall be effective as of the date hereof and shall continue in effect until the earliest to occur of (a) five years following the date hereof, provided that the provisions of Section 7 hereof will continue after such time to the extent necessary to enforce the provisions of this Agreement; (b) with respect to each Holder's Shares, until such Holder is no longer an Affiliate of the Company or (c) termination of this Agreement in accordance with Section 7.6 (‘Consent Required to Amend, Terminate or Waive’) below.

7.          Miscellaneous.

7.1.          Successors and Assigns.  The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is a Permitted Transferee of the Holder; or (ii) after such transfer, holds at least ten percent (10%) of the Registrable Securities (as adjusted for any share split, share dividend, bonus share issuance, recapitalization or similar transaction); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee that is a permitted Transferee shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

7.2.          Governing Law; Jurisdiction. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Israel, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Israel. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the competent courts of Tel Aviv-Jaffa, Israel for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the competent courts of Tel Aviv-Jaffa, Israel.

7.3.          Counterparts; Facsimile. This Agreement may be executed and deliv-ered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.4.          Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5.          Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as kept on record with the Company, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 7.5.

7.6.          Consent Required to Amend, Terminate or Waive. This Agreement may be amended or modified and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, and (ii) Shareholders holding a majority of the Shares then held by Shareholders; provided, that if such amendment or waiver would adversely and disproportionately modify the rights or obligations of any Shareholder holding Registrable Securities vis-à-vis any other Shareholder holding Registrable Securities, then such amendment shall require the prior consent of any such affected Shareholder. Notwithstanding the foregoing: (i) Schedule A hereto may be amended by the Company from time to time to add informa-tion regarding additional Shareholders (that are assignees and/or Permitted Transferees pursuant to Section 7.1 hereof) without the consent of the other parties hereto; (ii) any provision hereof may be waived by the waiving party on such party’s own behalf, without the consent of any other party. A copy of any amendment shall be delivered to each Shareholder within five business days of the effectiveness of such amendment.

The Company shall give prompt written notice of any amendment, termination or waiver here-under to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this Section 7.6 shall be binding on each party and all of such party’s successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver.

7.7.          Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.8.          Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.9.          Entire Agreement.  This Agreement (including any Schedules and Exhibits hereto), constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled, including without limitation the Prior Agreement, which is hereby terminated and of no further force and effect.

7.10.        Share Splits, Share Dividends, etc. In the event of any issuance of Shares of the Company’s voting securities hereafter to any of the Shareholders (including, without limitation, in connection with any share split, share dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement.

7.11.          Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law and Articles of Association of the Company then in effect.

7.12.          Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.13.          Aggregation of Shares. All shares of Registrable Securities held or acquired by Shareholders who are Permitted Transferees shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Shareholders who are Permitted Transferees may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Registration Rights Agreement effective as of the date first above written.

MediWound Ltd. By: /s/ Sharon Malka Name: Sharon Malka Title: CEO By: /s/ Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: CFO

Clal Life Sciences LP By: /s/Ofer Gonen /s/Assaf Segal Name: Ofer Gonen Assaf Segal	Clal Biotechnology Industries Ltd. By: /s/Ofer Gonen /s/Assaf Segal Name: Ofer Gonen Assaf Segal
Title:	Title: (CEO) (CFO)
L.R. Research & Development Ltd. By: /s/ Lior Rosenberg Name: Lior Rosenberg	/s/ Lior Rosenberg Lior Rosenberg
Title: CEO

SCHEDULE A

List of Shareholders

Shareholders
Clal Life Sciences LP
Clal Biotechnology Industries Ltd.
L.R. Research & Development Ltd. (trustee for the benefit of Prof. Lior Rosenberg)
Lior Rosenberg